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NEWS RELEASE

 Trading Symbol: IXS

No. 06001

January 4, 2006

Jeff Morhet Named COO of InNexus Biotechnology

Vancouver, Canada, January 4, 2006 – InNexus Biotechnology, Inc. (TSX: IXS), an innovative antibody-driven drug development company based on SuperAntibody™ Technologies, today announced that Jeff Morhet assumed the role of Chief Operating Officer, effective December 30, 2005.

The appointment of Morhet to Chief Operating Officer is part of a move by CEO & President Dr. Charles Morgan to develop and grow the entire company.  Prior to the appointment, Morhet served as InNexus’ Vice President of Operations and interim-COO.

“Jeff has been a dedicated and talented leader at InNexus,” said Morgan. “His leadership skills and commitment has been an asset to this company, and I foresee more of the same from him as COO.”  Morgan continued, “We have built a team for success at InNexus and Jeff will help accelerate our drug development programs as well as lead our operational and manufacturing initiatives.”

Morhet, also serves as Interim Chief Financial Officer while the company completes it’s recently launched search for a permanent CFO.  Morhet will ensure a smooth transition of the CFO role until the company announces a new CFO, expected in early 2006.

Morhet has broad experience in drug development, manufacturing and pharmaceuticals. His background includes progressive roles at Baxter Healthcare, Merck and AstraZeneca.  Prior to InNexus, he served as Vice President and General Manager at Zila, Inc. (Nasdaq:ZILA). He brings to InNexus strengths in moving products into human trials, management of scientific programs and business development/licensing and corporate financing.

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus. InNexus is headquartered in British Columbia, Canada and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus please visit www.innexusbiotech.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“A. Charles Morgan”

Dr. A. Charles Morgan
President

To contact us:

Telephone: (877) 990-8382
Email: business@innexusbiotech.com
Investor Relations:
Telephone: (866) 990-8382
Email: investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein